9/9

02049864

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Open Joint Stock Co Buryatzoloto

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 4619 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/10/02

EXEMPTION # 82-4619

AR/S
12-31-01

02 SEP -9 AM 10:09

OPEN JOINT STOCK COMPANY

BURYATZOLOTO

2001
Annual Report

Ulan-Ude
Republic of Buryatia
Russian Federation

MESSAGE TO SHAREHOLDERS

Year 2001 was another year of strong operating performance by Buryatzoloto with the achievement of a new record annual gold production. We continue to implement our growth strategy in anticipation of significant improvement in the gold price. Our industry fundamentals, higher tension in international politics and declining financial markets led to a substantial increase in investment buying and reinstatement of investor belief in gold as a safe haven during periods of perceived instability. Increased volatility of the gold market during 2001 year leads us to conclusion that we have already entered a long term bull market for gold and an era of higher metal and share prices of gold mining companies is very close.

Buryatzoloto's gold production for the year totaled 147,176 ounces, an increase of 16% from the previous year when 127,128 ounces of gold were produced. The total cash costs for the year averaged US $173 per ounce of gold realized compared to US $165 per ounce in 2000.

Review of Operations

Both underground mines of the Company performed well and exceeded the budget targets. The Irokinda mine was the major contributor to production growth in 2001 following conversion to a year-round operation as a result of exploration success in this area.

Summary of operating results

	Zun-Holba Mine		Irokinda Mine		Placer		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Gold production (oz)	69,647	70,799	73,129	52,255	4,403	4,070	147,176	127,124
Tonnes mined	222,232	225,528	235,816	158,538			458,048	384,066
Tonnes milled	230,796	220,646	220,691	152,106			451,487	372,752
Head grade (grams/t)	10.1	10.8	10.9	11.4			10.5	11.1
Recovery, %	93.3		94.7				94.0	93.6
Total cash costs ($/oz)	157	134	130	120	206	198	173	165

Zun-Holba Mine. Gold production from the Zun-Holba mine was slightly impacted by a 10 day suspension of operations in July, when flooding in the neighboring Irkutsk region caused temporary suspension of transportation of diesel fuel for the power plant to the mine site.

At the Zun-Holba mine, the Company proceeded with the construction of the internal shafts and associated infrastructure. The Support Shaft was sunk to the target level of 1,580 meters, which is 150 meters below Adit No. 12. The Support Shaft is scheduled to be commissioned in mid 2002. Work on the Main Shaft progressed well and it also reached the 1,580 meters level by year end. In the 4th quarter, ore production started from the 1,690 meters level, the first shaft level currently accessible via a decline from Adit No.12.

Reacting to the increasing instability of the host rock in the lower sections of the mine, as underground development proceeds to depth, the Company implemented a program of cut-and-fill mining in certain sections of the orebody while continuing to use shrinkage stope as the main mining technique.

The increase in the total cash cost at the Zun-Holba mine reflects a higher volume of preparatory mining, increased energy cost and lower head grade compared to the previous year. Company management also made the decision to increase Rouble salaries in the fourth quarter 2001 to maintain a competitive salary level for our quality work force taking into account Rouble versus US Dollar devaluation in the past two years.

In order to reduce operating costs and enable further expansion of the mine in the low gold price environment, the Company made an investment decision in June 2001 to construct an 86 kilometer-long 110 kV power line to connect the Zun-Holba mine to the local power grid. The project cost for Buryatzoloto is estimated at US $7.7 million. The European Bank for Reconstruction and Development (EBRD), the primary lender to and major shareholder of the Company, agreed to provide a medium term loan to cover the project cost. The power line, scheduled to be commissioned before the end of 2002, will have a significant positive impact on the mine operating cost and will also provide a reliable source of energy to remote districts of the Republic of Buryatia.

Irokinda Mine. Gold production from the Irokinda mine increased by 40% from 2000 result. Mining was undertaken at 9 quartz veins of the Irokinda ore field. Total cash cost on a per ounce basis increased from the previous year, primarily due to lower ore grade and increased exploration expense. An upgrading program was undertaken at the Irokinda mill as part of an expansion of its capacity to 200,000 tonnes of ore per annum, which added 5% to the daily milling capacity. In 2001 Buryatzoloto continued preparation of the third section of the mill tailings pond that will be commissioned in August 2002.

Placer. Placer mining contributed 4,403 ounces of gold at a total cash cost of US $236 per ounce to the 2001 record production of the Company, compared to last year when 4,071 ounces at a total cash cost of US $231 per ounce were mined.

Capital expenditures for the year totaled US $7,458,000, down from US $8,776,000 in 2000. The main items undertaken in 2001 were underground development at both mines (US $ 3,150,000), equipment renovation and capital maintenance (US $1,816,000), construction of the power line to the Zun-Holba mine (US $1,195,000) and the capitalized portion of exploration expenditures (US $1,297,000).

The Company was in compliance with requirements of the environmental legislation during the period under consideration. We regret to report that during the year four accidents occurred at the underground operations at the Company's mines which caused fatalities. To respond to the increase in the accident level the Company has implemented a review of its internal safety policies and procedures to tighten safety control at the operations. We view safety of mining as our top priority and are committed to improve the safety record of our mines.

Reserves and Exploration activity

The proven and probable reserves at the end of 2001 at both Buryatzoloto mines totaled 2.6 millions of tonnes of ore comprising in excess of 1.4 million ounces of gold at an average grade of 17.4 grams per tonne. The total resource, covered by the Company's mining licenses, is estimated at 5.3 million ounces. Buryatzoloto is actively pursuing an exploration program, at the mines and the adjacent area, which is targeted to convert resource to reserves.

In 2001 Buryatzoloto spent a total of US $4,667,000 for exploration activity (including capitalized expenditures) within budget. The Company achieved the exploration program objective of replacing the mined reserves at Irokinda as well as defining new targets for detailed evaluation in the future.

At the Irokinda mine 13,700 meters of diamond drilling was drilled from surface and a further 4,000 meters from underground. In addition, the Company completed 21,000 cubic meters of trenching. Buryatzoloto estimates that, by year end, exploration work at veins No. 30, No. 35 and Tzentralno-Tuluinskaya added over 86,000 ounces of gold to geological reserves fully replacing the mined-out tonnage at the Irokinda mine. At veins No. 35 and Khrebtovaya (which are currently in production) exploration drills have encountered a number of high grade intersections, below the lowest adit levels, which encourages further exploration work and could extend the productive lives of these veins.

In addition to detailed exploration at a number of these veins, Buryatzoloto has continued a regional search for new targets at the Irokinda and Kedrovskoye ore fields, covered by the Company's licenses. Geological surveys were conducted over a 174 square km area. The Company's exploration team undertook geophysical prospecting over 55 square km and has taken 3,951 geochemical samples. The work improved the understanding of the geological structure of the area.

Drilling has commenced at the Zun-Holba mine to test the at-depth extension of the ore zones. In 2001, 21 drill holes, to different depths between 320 meters and 760 meters below existing reserves, were drilled. Six drill holes recovered high gold grade intersections at the depth of 100 meters to 300 meters below the boundaries of the delineated probable reserves of the veins Vavilovskoye 1 and Severnoye, while 3 intersections (17 g/t over 1.3 meters, 15.2 g/t over 1.4 meters, 20.7 g/t over 1.3 meters) indicated an extension of the veins Sulfidnoye 1 and 2, both to depth and along strike from the known ore zones.

The Company plans to continue an underground drilling program in 2002 to delineate additional reserves at the mine. Buryatzoloto continued surface exploration over 26 square km area where 10,431 geochemical samples and 420 samples from trenches were taken and analyzed. A total of 49 trench samples contained gold at various grades (1 to 10 g/t) with 4 samples containing gold grades between 10 g/t and 25 g/t. The higher gold grades tended to be found in the zones contained in black schist, quartz bodies and beresites.

At Khilok depression the Company has undertaken exploration over a 168 square km area, including geochemistry (3,292 samples taken), geophysical prospecting and the drilling of one hole, to a depth of 715 meters, which recovered a number of marginal gold intersections. The results of the work undertaken to date will be carefully analyzed in order to define the next steps.

Financial performance

AO Buryatzoloto sold 151,443 ounces (4,710 kg) to commercial banks and to the Gokhran of Russia in 2001, a 25% increase compared to the sales volume in 2000. The average realized price for the period was US $269 per ounce (including a gain on a hedging program) compared to the average price of US $282 per ounce realized in 2000. The current hedging program expires in 2004 and includes a series of forward sales of less than 5% of the Company's annual gold production at prices exceeding US $400 per ounce, which are linked to the EBRD loan amortization and interest payments.

The financial position of Buryatzoloto remains strong and the Company has sufficient liquidity. At the end of 2001, the Company had a working capital deficiency of US $3,348,000 resulting from a bridge loan and other short term financing raised in the second half of 2001 for construction of the power line to the Zun-Holba mine, pending closing of the project financing. On 14 December 2001, the Company closed its second financing with the European Bank for Reconstruction and Development, comprising a loan in an amount of US $8,150,000. The funds will be used to finance the Zun-Holba mine power line project and will replace the short term borrowings made in 2001. The second EBRD loan will be repaid in 3.5 years starting in 2004.

Buryatzoloto reported an after tax profit of US $1,343,000 or US $0.22 per issued ordinary share for 2001 on revenue of US $40,069,000 compared with a loss of US $304,000 or US $0.05 per share on revenue of US $33,038,000 for 2000. In 2001, the Company decided to switch from International accounting standards to Canadian GAAP and restated the attached financial statements for the year 2000 accordingly.

* * * *

The past year was an important one for our Company from a corporate perspective as High River Gold Mines Ltd., the largest shareholder in Buryatzoloto since 1996, has decided to increase its stake to controlling to enable financial consolidation of the two companies. The move received regulatory approval from both Canadian and Russian authorities in early 2002. We believe that this process will have a very positive implication on the future of both companies both immediately and long term. Buryatzoloto and High River Gold, on a consolidated basis, create a truly international intermediate gold mining group with a diversified portfolio of quality mining assets. We expect that our group provides emerging markets investors and those looking for exposure to the gold sector, a unique combination of strong project fundamentals, access to enormous potential of Russian mineral wealth and resource base, an established operating base and local mining expertise, track record, liquidity and one of the highest leverage investments among its peers to a rising gold price. We are well positioned to grow and expand from this platform much faster than we could do prior to the completion of the consolidation process and believe that our shareholders will get significant benefits from the closer alliance between the two companies.

Alexander V. Balabanov
Chairman of the Board

Valery A. Dmitriev
General Director & CEO

OAO BURYATZOLOTO

Financial Statements
for the year ended 31 December 2001
(Prepared in accordance with accounting principles generally accepted in Canada)

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
113054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDITORS' REPORT
to the Shareholders and Board of Directors of OAO Buryatzoloto

1. We have audited the accompanying balance sheet of OAO Buryatzoloto (the "Company") as of 31 December 2001 and the related statements of income, of cash flows and of changes in shareholders' equity for the year then ended. These financial statements as set out on pages 4 to 23 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2001, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

Moscow, Russia
22 March 2002

OAO Buryatzoloto
Balance Sheet as of 31 December 2001
(In thousands of US dollars except per share amounts)

	Notes	31 December 2001	31 December 2000
ASSETS			
Current Assets			
Cash and equivalents	3	$ 1,374	$ 1,388
Accounts receivable and prepayments	4	2,786	2,387
Inventories	6	7,996	8,359
Deferred development expenditure	5	339	219
Total Current Assets		**12,495**	**12,353**
Non-Current Assets			
Investments and intangibles	7	1,324	739
Property, plant and equipment, net	8	53,297	51,827
Future income tax asset	11	589	869
Total Non-Current Assets		**55,210**	**53,435**
Total Assets		**67,705**	**65,788**
LIABILITIES			
Current Liabilities			
Accounts payable		1,180	947
Other current liabilities	9	3,810	4,697
Short-term borrowings, current portion of long-term debt and accrued interest	10	10,853	6,902
Total Current Liabilities		**15,843**	**12,546**
Long-term Liabilities and Deferred Credits			
Mine closure reserve		948	552
Long-term debt	12	6,052	8,469
Deferred hedging gains	20	1,872	2,574
Total Long-term Liabilities and Deferred Credits		**8,872**	**11,595**
Total Liabilities		**24,715**	**24,141**
SHAREHOLDERS' EQUITY			
Share capital	13	9,790	9,790
Retained earnings		33,200	31,857
Total Shareholders' Equity		**42,990**	**41,647**
Total Liabilities and Shareholders' Equity		**$ 67,705**	**$ 65,788**

General Director — Valery A. Dmitriev

Finance Director — Dulma N. Dugarova
22 March 2002

The accompanying notes form an integral part of these financial statements.

OAO Buryatzoloto
Statement of Income for the year ended 31 December 2001
(In thousands of US dollars except per share amounts)

	Notes	31 December 2001	31 December 2000
Revenues	14	$ 40,069	$ 33,038
Other income	15	748	859
Cost of sales	16	(28,912)	(23,251)
Income from mining operations		**11,905**	**10,646**
Exploration expenses	16	(3,370)	(2,610)
Loss on disposal of property, plant and equipment		(311)	(379)
General, administrative and selling expenses		(4,090)	(3,746)
Operating Profit		**4,134**	**3,911**
Interest expense	17	(1,641)	(1,919)
Foreign exchange gain (loss)		317	(25)
Income Before Income Tax		**2,810**	1,967
Income tax (expense)/credit	11	(1,467)	(2,271)
Net Income/(loss)		**$ 1,343**	**$ (304)**
Earnings/(loss) per share (US$):			
Basic	19	$ 0.22	$ (0.05)
Diluted	19	$ 0.20	$ (0.05)

The accompanying notes form an integral part of these financial statements.

OAO Buryatzoloto
Statement of Cash Flows for the year ended 31 December 2001
(In thousands of US dollars except per share amounts)

		31 December 2001		31 December 2000
Cash provided by (used in):				
Operating activities				
Net income for the year	$	1 343	$	(304)
Adjustments for:				
Gain on hedging operations		(649)		(614)
Depreciation and amortization		5,718		6,976
Increase in mine closure reserve		396		310
Loss on disposal of property, plant and equipment		311		379
Future income tax charge		280		1,316
Subtotal		**7,399**		**8,063**
Changes in non-cash working capital balances:				
Inventories		363		(2,909)
Accounts receivable and prepayments		(399)		580
Deferred development expenditure		(120)		(121)
Accounts payable		233		(101)
Interest payable		(168)		(208)
Other current liabilities		(887)		1,067
Net cash provided by operating activities		**6,421**		**6,371**
Investing activities				
Additions to property, plant and equipment		(7,458)		(8,776)
Additions to investments and intangible assets		(626)		(79)
Net cash used in investing activities		**(8,084)**		**(8,855)**
Financing activities				
Proceeds from International Moscow Bank loan		3,000		-
Proceeds from long-term borrowing		4,000		4,000
Repayment of long-term borrowings:				
EBRD		(1,351)		(1,386)
International Moscow Bank		(4,000)		(3,000)
Net cash provided by/(used in) financing activities		**1,649**		**(386)**
Net decrease in cash and cash equivalents		**(14)**		**(2,870)**
Cash and equivalents, beginning of the year		**1,388**		**4,258**
Cash and equivalents, end of the year	$	**1,374**	$	**1,388**
Supplementary cash flow information:				
Interest paid	$	1,809	$	2,127
Income tax paid	$	961	$	1,426

The accompanying notes form an integral part of these financial statements.

OAO Buryatzoloto
Statement of Changes in Shareholders' Equity for the year ended 31 December 2001
(In thousands of US dollars except per share amounts)

	Share capital	Retained earnings	Total shareholders' equity
Balances at 1 January 2000	$ 9,790	$ 32,161	$ **41,951**
Net loss for 2000	-	(304)	**(304)**
Balances as at 1 January 2001	$ 9,790	$ 31,857	$ **41,647**
Net income for 2001	-	1,343	**1,343**
Balances at 31 December 2001	$ **9,790**	$ **33,200**	$ **42,990**

The accompanying notes form an integral part of these financial statements.

1 ORGANISATION

Open Joint Stock Company (OAO) Buryatzoloto ("Buryatzoloto" or "the Company") is engaged in the mining and processing of gold and silver ore from mineral properties located in the Republic of Buryatia, Russian Federation. The Company's primary products are gold and silver, produced in the form of doré alloy, which is shipped to refineries for final processing. Current regulations in the Russian Federation restrict the Company to selling its products either to specific licensed domestic banks or to the State Depositary for Precious Stones and Metals of the Russian Federation (referred to as "Gokhran").

The Company owns mineral licenses to operate the "Zun-Holba" and "Irokinda" mines located in Okinsky and Muisky regions of the Republic of Buryatia, in Southern Siberia, which expire in 2019 and 2012, respectively.

The Company was incorporated in the Russian Federation through the Federal Government's privatization program in June 1994, in accordance with the law "On Privatization Of State Owned Enterprises" under Presidential Decree No 2284 of 24 December 1993. The Company's registered office is located at 9, Ulitsa Tsivileva, 670034, Ulan Ude, Russian Federation. The average number of employees in 2001 was 3,993 (2000: 3,783).

2 ACCOUNTING POLICIES

Basis of presentation

These financial statements, prepared on a going concern basis, are based on the Company's Russian statutory records, with adjustments and reclassifications in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These financial statements have been prepared using the historical cost convention.

Significant accounting policies adopted by the Company are as follows:

(a) Translation of financial statements into US Dollars

The Company maintains its accounting records and prepares its statutory financial statements in Russian roubles ("RR") in accordance with the Federal Law on Accounting dated 21 November 1996 No.129-FZ, and the Regulation on Accounting and Reporting adopted by the decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 No. 34 N. These financial statements are expressed in US dollars (US$), the reporting currency of the Company.

For the Company's integrated operations, monetary assets and liabilities are translated into US dollars using year-end exchange rates; all other assets and liabilities are translated into US dollars using the historical rates of exchange. Revenues, expenses and certain costs are translated at monthly average rates of exchange except for inventoried costs and depreciation, depletion and amortization, which are translated at historical rates of exchange. Realized and unrealized foreign exchange gains and losses arising on currency translation are charged to income.

On 1 January 2001, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian rouble and the US dollar was 28.16:1; at 31 December 2001, it was RR30.14:US$1, and as at the date of approval of these financial statements, 22 March 2002, it was RR31.13:US$1. Significant exchange restrictions and controls exist relating to converting Russian roubles into other currencies.

At present, the Russian rouble is not a convertible currency outside of the Russian Federation and, further, the Company is required to convert 50% (prior to 1 August 2001: 75%) of its hard currency into Russian roubles. Future movements in the exchange rate between the Russian rouble and the US dollar will affect the carrying value of the Company's Russian rouble-denominated monetary assets and liabilities. Such movements may also affect the Company's ability to realize non-monetary assets presented in US dollars in these financial statements. Accordingly, any translation of Russian rouble amounts to US dollars should not be construed as a representation that such Russian rouble amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or any other exchange rate.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amount of revenues and operating costs during the reporting period. The most significant estimates relate to realization of inventories, allowance for doubtful accounts, future taxation, reserve estimates used to calculate amortization, retirement benefit costs, future cash flow estimates required for the assessment of possible impairment of the mining properties and the evaluation of the mine closure reserve. Actual results may differ from these estimates.

(c) Intangible assets

Intangible assets are recorded at cost and amortized on a straight-line basis over their expected useful lives.

(d) Restoration, rehabilitation and mine closure costs

Provision for restoration, rehabilitation and mine closure costs expected to be incurred at the end of the productive lives of the respective areas of interest are based on closure plans including detailed cost estimates. This provision is accrued on a unit of production basis. Any subsequent revision of management's estimate of the expected future costs, which may result from any agreement that may be reached between the Company and the local and federal authorities, will result in a change in the estimate and will be recorded prospectively.

All current restoration and rehabilitation costs are expensed in the period incurred.

(e) Property, plant and equipment

Property, plant and equipment acquired or constructed prior to 1 January 1997 is recorded at the amounts determined by an independent valuation as at 1 January 1997 less accumulated depreciation. Property, plant and equipment acquired or constructed subsequent to 1 January 1997 is recorded at cost less accumulated depreciation. Cost includes all costs directly attributable to bringing the asset to its working condition for its intended use.

The amounts determined by the independent valuation represent gross replacement cost less accumulated depreciation to arrive at an estimate of depreciated replacement cost. This independent valuation was performed in order to determine a basis for cost in the absence of the historical US dollar records for property, plant and equipment, which were required for the purposes of financial statement preparation in accordance with Canadian GAAP. Therefore, this independent valuation is not a recurring feature since it was intended to determine the costs which would have been recorded in US dollars had the original costs been translated from Russian roubles at an open market exchange rate at the time of each transaction. The change in carrying value arising from this valuation had been recorded directly to retained earnings.

When the net carrying value of property, plant and equipment, less its related provision for future restoration, rehabilitation and mine closure costs and future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the excess is charged to income.

Maintenance, repairs and minor renewals are charged to expense as incurred.

Items of property, plant and equipment that are retired or otherwise disposed of are eliminated from the balance sheet, along with the corresponding accumulated depreciation (if any). Any gain or loss resulting from such retirement or disposal is charged to income.

The basis for calculating depreciation, which is recorded by a charge to income, for the major classes of assets is set out below:

Asset category	Production assets Basis of depreciation	Non-production assets Estimated useful life
Buildings and land improvements	Units of production	20 years
Transmission devices	Units of production	6 years
Underground workings	Units of production	-
Plant and machinery	Units of production	6 years
Transport and other	Units of production	6 years

Assets depreciated under the units of production method are calculated on the basis of actual production for the year compared with total estimated reserves (in thousands of tons of mineral bearing ore). Other assets are depreciated on a straight-line basis over the estimated useful lives as described above.

(f) Exploration expenses

Exploration and evaluation costs are expensed in the year in which they are incurred, unless they relate to the exploration and evaluation activities that are a) financed by the Company's own funds; b) are performed on the license areas that are currently being developed; and c) lead to the addition of new mineable reserves in those areas, in which case they are capitalized as part of construction in progress.

(g) Deferred development expenditure

Deferred development expenditure (representing the costs of tunneling in preparation of a new mining area) are charged to cost of production in the proportion that the amount of ore extracted bears to the amount estimated to be accessed by the preparation work.

Unamortised balances of deferred development expenditure are expensed when the area that they cover is depleted, or deemed to be depleted by management.

(h) Inventories

Inventories comprise mined ore (in stockpiles, magazines and loose ore in the mines awaiting transportation to the surface), ore and metal at various stages in the refining process, finished goods and consumables, all of which are stated at the lower of average cost and net realizable value. Cost of work in progress and finished goods inventories includes materials, direct labor and an allocation of both production overhead expenditures and depreciation, based on normal operating capacity.

(i) Long-term investments

Investments held for the long-term are stated at cost, unless there has been a decline in value below cost that is other than temporary. In that case, the investment is written down to its realizable value and the decrease is charged to income.

(j) Components of cash and equivalents

Cash and equivalents comprise cash on hand and balances with banks, and highly liquid investments with insignificant risk of changes in value and original maturities of three months or less at the date of acquisition.

(k) Financial instruments and fair value

Gains and losses on financial instruments are recognized currently, unless they relate to hedges of anticipated cash flows, in which case they are deferred until the related transaction takes place.

Fair values are based on quoted prices for similar financial instruments, where available. For unquoted investments and investment securities, reported fair values are estimated on the basis of financial and other information. The fair value of long-term debt is estimated based on quoted market prices for similar issues by companies of similar credit status. The fair values of derivatives are the amounts for which the open contracts could have been settled at the balance sheet date.

(l) Revenue recognition

Revenue from the sale of gold and silver is recognized at the earlier of the date of delivery or the date when legal title passes.

(m) Income taxes

Future income tax is calculated at currently enacted or substantively enacted rates, using the liability method, for all temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. The principal temporary differences arise from the provisions and expenses that are charged to income before they become deductible for tax purposes.

Future income tax assets attributable to deductible temporary differences and unused tax losses and credits are recognized only to the extent that it is more likely than not that the asset will be realized.

Income tax assets and liabilities are offset when the Company has a legally enforceable right to offset current tax assets against current liabilities relating to the same taxation authority (i.e., federal or republic).

(n) Borrowing and other finance costs

Borrowing costs attributable to working capital financing are recognized as an expense in the period in which they are incurred. Borrowing costs that are attributable to the purchase or construction of a fixed asset are capitalized during the period in which the asset is being prepared for use, at which point capitalization ceases and the borrowing costs are depreciated over the same useful life as the asset to which they relate.

Fees and other expenses such as commitment fees and success fees incurred to obtain debt financing (including loan finance and redeemable preference shares) are amortized over the term of the debt, and share issuance costs are netted against proceeds.

(o) Retirement benefit obligations

The Company does not have pension arrangements except for the State Pension Fund of the Russian Federation, which requires contributions by the employer calculated as a percentage of current gross salary payments; such expense is charged to income.

(p) Hedging transactions

The gain or loss resulting from hedge transactions is determined by reference to the price obtained per ounce of gold sold and the price per ounce of gold as established under the relevant hedge agreement. Unrealized hedging gains or losses are deferred on the balance sheet, with any gain or loss arising from hedge transactions realized in the period charged to income.

(q) Income (loss) per ordinary share

Basic income (loss) per ordinary share is computed by dividing net income (loss) applicable to ordinary shares by the weighted average number of ordinary shares issued and outstanding during the period. Diluted income (loss) per ordinary share is computed by dividing net income applicable to ordinary shares, as adjusted for the effects of dilutive convertible securities, by the sum of the weighted average number of ordinary shares outstanding and all additional ordinary shares that would have been outstanding if potentially dilutive ordinary shares had been issued.

3 CASH AND EQUIVALENTS

In US dollars thousands		31 December 2001		31 December 2000
Russian rouble-denominated	$	78	$	86
US dollar-denominated		1,296		1,302
Total cash and equivalents	**$**	**1,374**	**$**	**1,388**

All bank accounts of the Company and future deposits therein are pledged as security for the loan facility from the European Bank for Reconstruction and Development ("EBRD").

4 ACCOUNTS RECEIVABLE AND PREPAYMENTS

In US dollars thousands		31 December 2001		31 December 2000
Prepayments to suppliers	$	1,232	$	1,309
Taxes receivable		1,163		913
Other		391		165
Total accounts receivable	**$**	**2,786**	**$**	**2,387**

All accounts receivable are pledged as security for the loan facility from the EBRD to the extent that they are received into the Company's assigned bank accounts. All significant sales contracts, and the benefits deriving therefrom, are pledged as security for the loan from the EBRD.

5 DEFERRED DEVELOPMENT EXPENDITURE

In US dollars thousands		31 December 2001		31 December 2000
Balance as at 1 January	$	219	$	98
Additions during the year		452		566
Charged to cost of production during the year		(332)		(445)
Balance as at 31 December 2001	**$**	**339**	**$**	**219**

6 INVENTORIES

In US dollars thousands		31 December 2001		31 December 2000
Consumable stores	$	5,766	$	5,023
Work in progress		2,230		3,336
Total inventories	**$**	**7,996**	**$**	**8,359**

All inventories are pledged as security for the loan facility from the EBRD.

7 INVESTMENTS AND INTANGIBLES

In US dollars thousands	31 December 2001		31 December 2000	
Long-term loan issued to OAO Buryatenergo	$	583	$	-
ZAO Zun-Hada		476		476
Others		96		62
Total investments		1,155		538
Other intangibles		169		201
Total investments and intangibles	**$**	**1,324**	**$**	**739**

During 2001, the Company provided an interest-free loan to OAO Buryatenergo, a local electricity producer, totaling US$2,397 thousand, to construct additional power transmission lines required to connect the Company's Zun-Holba mine to the Region's centralized power supply. A portion of the financing totaling US$1,972 thousand will be repaid to the Company in the form of free power supplies after constructing the additional power transmission lines to be completed in 2003, at the then effective power tariffs. The remaining US$425 thousand represents a charge for connecting the Zun-Holba mine to the centralized power supply and is non-repayable to the Company.

During 2001, the Company transferred funds totaling US$1,008 thousand under this financing agreement, of which US$583 thousand related to the repayable portion of the agreement, with the remaining US$425 thousand transferred as a non-repayable charge. The non-repayable portion of the loan has been capitalized in construction in progress. The fair value of the loan as at 31 December 2001 was not significantly different from its carrying amount.

ZAO Zun-Hada holds the license for exploration of the Barun-Holba gold deposit, which is currently in the exploration stage and is in close proximity to the Company's mine at Zun-Holba. The investment in ZAO Zun-Hada is pledged as security for the loan facility from the EBRD (Note 12). The Company's share in ZAO Zun Hada is 4.5% as at 31 December 2001 (2000: 22.6%). The Company's share decreased as a result of not participating in a subsequent share emission. The investment in ZAO Zun-Hada is recorded in the financial statements at cost in both 2001 and 2000. Equity accounting would not have resulted in a material change to the financial statements in 2000, even though the Company's interest at that time was 22.6%.

The Company also has licenses to explore and develop the following deposits: Kvartsevoye, Tsypikansky Poligon, Andreevsky Kachey, Mongoshenskoey lime deposit, Khilokskaya Vpadina and additional licenses to explore areas adjacent to the Zun-Holba and Irokinda mines.

8 PROPERTY, PLANT AND EQUIPMENT

In US dollars thousands	Transmission Devices	Buildings	Underground Workings	Plant and Machinery	Transport and other	Capital WIP	Total
Cost or valuation							
At 31 December 2000	$ 5,058	$ 21,997	$ 20,349	$ 12,452	$ 4,124	$ 8,658	$ 72,638
Additions	-	-	-	-	-	7,458	7,458
Transferred to operations	127	1,478	3,502	1,576	441	(7,124	-
Disposals	-	(9)	(586)	(415)	(153)	-	(1,163)
At 31 December 2001	**$ 5,185**	**$ 23,466**	**$ 23,265**	**$ 13,613**	**$ 4,412**	**$ 8,992**	**$ 78,933**
Accumulated depreciation							
At 31 December 2000	2,422	7,014	5,028	3,916	2,431	-	20,811
Charge for 2001	438	1,611	1,528	1,315	785	-	5,677
Disposals	-	(3)	(586)	(155)	(108)	-	(852)
At 31 December 2001	**$ 2,860**	**$ 8,622**	**$ 5,970**	**$ 5,076**	**$ 3,108**	**$ -**	**$ 25,636**
Net book value as at 31 December 2001	**$ 2,325**	**$ 14,844**	**$ 17,295**	**$ 8,537**	**$ 1,304**	**$ 8,992**	**$ 53 297**
Net book value as at 31 December 2000	**$ 2,636**	**$ 14,983**	**$ 15,321**	**$ 8,536**	**$ 1,693**	**$ 8,658**	**$ 51,827**

All current and future property, plant and equipment are pledged as security for the loan facility from the EBRD, as well as the amounts of insurance indemnity and proceeds from claims under insurance policies related to property, plant and equipment.

9 OTHER CURRENT LIABILITIES

In US dollars thousands	31 December 2001	31 December 2000
Advances received from customers	$ -	$ 1,830
Taxes other than income tax	1,162	1,059
Income tax payable	669	443
Payroll	1,886	1,230
Other payables and accrued expenses	93	135
Total other current liabilities	**$ 3,810**	**$ 4,697**

Advances received from customers as at 31 December 2000 represented amounts received as a prepayment under a sales agreement with Nikoil Investment and Banking Group. According to this agreement, the Company is required to deliver 14,450 troy ounces (450 kilograms) of gold during the period from 29 June to 31 August 2001, with interest accruing at 14% per year from the date of receipt of the advance through the date when the gold is delivered. The Company has received advance prepayments equivalent to the delivery of 7,235 ounces (225 kilograms) of gold as at 31 December 2000. The price of gold under this agreement is determined based on the London Metals Exchange price as at the date of delivery of gold or as at the date of advance payment. As of 31 December 2001, the Company did not have any balances outstanding with respect to the above agreement.

10 SHORT-TERM DEBT, CURRENT PORTION OF LONG-TERM DEBT AND INTEREST ACCRUED

In US dollars thousands	31 December 2001	31 December 2000
Current portion of long-term debt:		
International Moscow Bank (Note 12)	$ 4,000	$ 4,000
EBRD (Note 12)	1,376	1,357
Type B preference shares	750	375
Type V preference shares	1,450	725
	7 576	**6 457**
Short-term loans:		
International Moscow Bank bridge loan (Note 12)	$ 3,000	$ -
Total short-term debt and current portion of long-term debt	**$ 10,576**	**$ 6,457**
Accrued interest on loans	86	130
Accrued dividend on Type V preference shares	126	208
Accrued dividend on Type B preference shares	65	107
Total short-term loans and current portion of long-term debt and interest accrued	**$ 10,853**	**$ 6,902**

11 INCOME TAXES

During 2001, the Company accrued income tax at the rate of 35% (2000: 30%). According to Russian tax legislation, which became substantively enacted during the year ended 31 December 2001, the Company will be paying income tax at the rate of 24%. Therefore, the tax rate used to compute the future income tax assets and liabilities of the Company as at 31 December 2001 has been reduced from 35% to 24%.

Theoretical tax expense computed at statutory rates on net income before taxation for financial reporting purposes is reconciled to tax expense as follows:

In US dollars thousands	31 December 2001	31 December 2000
Income before income tax	$ 2,810	$ 1,967
Theoretical tax expense at 35% (2000: 30%)	(984)	(590)
Tax effects of non-assessable (non-deductible) items:		
Statutory tax concessions	1,129	931
Non-deductible expenses	(512)	(1,695)
Foreign exchange translation (gain) loss	110	(8)
Deductible exchange losses	(243)	(103)
Effect of currency translation on tax base	(618)	(1,248)
Effect of change in tax rate on opening future income tax balance	(265)	365
Other non-temporary differences	(84)	77
Income tax credit (expense) for the year	**$ (1,467)**	**$ (2,271)**

Income tax credit (expense) comprises the following:

In US dollars thousands	31 December 2001	31 December 2000
Current tax charge	$ (1,187)	$ (955)
Future income tax charge attributable to:		
Effect of change in tax rate	(265)	365
Effects of origination and reversal of temporary differences	(15)	(1,681)
Total income tax expense for the year	**$ (1,467)**	**$ (2,271)**

Differences between Canadian GAAP and Russian statutory taxation regulations give rise to temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for incomes tax purposes. The tax effect of the movement on these temporary differences as at 31 December 2001 is recorded at the rate of 24% (2000: 35%).

Future income tax assets and liabilities and future income tax expense are attributable to the following items:

In US dollars thousands	31 December 2001	Origination and reversal of temporary differences	Effect of changes in income tax rate	31 December 2000
Tax effects of deductible temporary differences:				
Accounts payable and other current liabilities	$ -	$ (3)	$ -	$ 3
Mine closure reserve	228	139	(104)	193
Tax effects of taxable temporary differences:				
Property, plant and equipment	345	(175)	(158)	678
Other non-monetary assets	15	20	(3)	(2)
Accounts receivable	1	4	-	(3)
Net future income tax asset	**$ 589**	**$ (15)**	**$ (265)**	**$ 869**

12 LONG-TERM DEBT

In US dollars thousands		31 December 2001		31 December 2000
Preference shares Type V (Note 13)	$	3,625	$	3,625
Preference shares Type B (Note 13)		1,875		1,875
Accrued interest on preference shares Type B and Type V		191		315
EBRD loan *(including accrued interest totaling US$26 thousand (2000: US$38 thousand))*		4,154		5,464
International Moscow Bank loan *(including accrued interest totaling US$60 thousand (2000: US$92 thousand))*		4,060		4,092
Total long-term debt including current portion		**13,905**		**15,371**
Current portion of long-term debt (Note 10)		(7,576)		(6,457)
Accrued interest (Note 10)		(277)		(445)
Total long-term debt	$	**6,052**	$	**8,469**

EBRD loan

Under the terms of the EBRD loan agreement dated 19 December 1996, the Company is able to draw a total of US$ 10,000 thousand in an unspecified number of tranches for the modernization of its mines. The notional value of the principal amount outstanding, exclusive of accrued interest, as at 31 December 2001 was US$ 6,000 thousand (2000: US$ 8,000 thousand).

Subject to the terms of the loan agreement, the principal portion of the loan has a gold equivalent volume fixed in ounces based on a forward sales gold price of US$ 400 per ounce. The US dollar amounts of principal and interest repayments are calculated based on the gold equivalent volume as specified in the loan agreement, multiplied by average gold price on the London Metals Exchange (referred to as "LME") for the 3 month period preceding each repayment date (referred to as "gold reference price"). The difference between the notional amount of each repayment and the amount determined based on the gold reference price is recorded as hedging income. The loan principal outstanding at 31 December 2001 and 2000 was recalculated using the closing LME quoted gold price as at this date, with the difference between the notional amount of the loan and its fair value recorded as deferred hedging gain.

The principal amount of the loan is repayable in notional quarterly installments totaling US$400 thousand on each of 17 March and 17 June every year, and US$600 on each of 17 September and 17 December during the period from 17 March 2001 to 17 December 2004. Each notional amount is considered repaid upon the transfer of the amount determined based on the corresponding gold equivalent and gold reference price.

The loan is secured by property, plant and equipment, insurance policies, investments, consumable stores and work in progress, bank accounts, sales contracts and accounts receivable of the Company.

On 14 December 2001, the Company signed an Amendment and Restatement Agreement with the EBRD, whereby the EBRD is providing an additional loan facility totaling US$ 8,150 thousand (including a loan totaling US$ 7,650 thousand, and a hedging tranche totaling US$ 500 thousand) to finance the construction of Mondy – Samarta power transmission line. This additional loan matures on 17 June 2007, with interest determined at LIBOR plus 5%. No balance was outstanding in relation to this loan as at 31 December 2001. As at 22 March 2002, the Company received US$ 4,395 thousand under this new loan.

International Moscow Bank loan

On 25 January 2000, the Company entered into a working capital financing agreement with International Moscow Bank for a term of 36 months, split into three 12-month periods. The amount of this loan facility is US$ 4,000 thousand, bearing an interest rate of LIBOR plus 6%, which approximated 8.31% as at 31 December 2001. This loan facility is secured by the Company's inventory, buildings and equipment located at Zun-Holba and Irokinda mines totaling US$4,042 thousand. By 26 January 2001, the balance outstanding as at 31 December 2000 was fully repaid, and on 1 February 2001, the Company withdrew the funds according to the financing terms of this agreement. During January 2002, the principal balance outstanding and related interest as at 31 December 2001 were fully repaid, and final stage of the financing commenced.

In addition to the above, a short-term bridge loan totaling US$ 3,000 thousand was provided by Moscow International Bank on 28 September 2001, as part of the amended and restated loan agreement with the EBRD, to be repaid from the first draw down of the EBRD loan. The loan was provided for a term of 12 months, with interest determined at LIBOR plus 4.5%, which approximated 6.34% as at 31 December 2001. This loan was fully repaid on 18 February 2002.

13 SHARE CAPITAL

The share capital of the Company was established on privatization in June 1994 as 360,472 ordinary shares and 120,160 preference shares Type A, each with a nominal value of RR 250.

In 1997, the Company amended its Charter and authorized the issuance of Type B convertible cumulative preference shares, Type V cumulative preference shares and additional ordinary shares.

In 1999, the Company further amended the number of each class of shares authorized, issued and available for issue as follows:

- On 4 June 1999, all types of shares were split into 10 shares, and after taking into account the redenomination of the Russian rouble on 1 January 1998, the nominal value of each Type V preference share became RR 0.005, and the nominal value of each share of all other classes became RR 0.025.
- The number of authorized ordinary shares was increased from 9 million to 15 million.

Ordinary shares

The Company is authorized to issue 15 million ordinary shares. The par value of each share is RR 0.025.

Changes in ordinary shares were as follows:

	Number of shares
Balance outstanding December 31, 1999	6,038,680
Issued/redeemed	-
Balance outstanding December 31, 2000	6,038,680
Issued/redeemed	-
Balance outstanding December 31, 2001	6,038,680

Preference shares

Preference shareholders of all types may only vote at meetings on the following issues:

- Liquidation or reorganization of the Company;
- Amendments and additions to the Charter entailing any changes in the amount of dividends; and/or
- The issuance of additional shares with rights greater than the rights of preference shareholders specified by the Charter.

Specific rights and obligations attaching to each class of preference share are as follows:

Convertible preference shares – Type A

The Company is authorized to issue 1,201,600 Preference shares – Type A. The par value of each share is RR 0.025.

Type A shares, issued on privatization, earn dividends amounting to 10% of the net income according to Russian statutory accounting reports for the year, if any. The total amount to be paid as dividends on each Type A share has been established at 10% of the Company's net income for the last financial year divided by the initial number of Type A shares – i.e. 1,201,600. If the dividend per ordinary share during a year is in excess of the dividend paid on each Type A share, the latter should be brought up to equal the dividend on the ordinary share. According to the resolution of the general shareholder's meeting dated 8 June 2000, these shares have to be converted into Ordinary shares if dividends were not paid for longer than three years. However, as these shares have been formally reissued in October 2001 in order to allow for their conversion into ordinary shares, they do not have voting rights as at 31 December 2001.

Changes in Preference shares – Type A were as follows:

	Number of shares
Balance outstanding December 31, 1999	1,201,600
Issued/redeemed	-
Balance outstanding December 31, 2000	1,201,600
Issued/redeemed	-
Balance outstanding December 31, 2001	1,201,600

Cumulative convertible preference shares – Type B

The Company is authorized to issue 250,000 preference shares – Type B. The par value of each share is RR 0.025.

Type B shares are entitled to dividends at LIBOR plus 5% calculated based on the placement price and paid semi-annually (on 17 June and 17 December), and are also convertible into an equal number of ordinary shares. On liquidation, the shareholders are entitled to receive a distribution of net assets equal to the aggregated placement price of the Type B shares. Shareholders of Type B shares have priority rights over the shareholders of both the ordinary shares and Type A shares to receive dividends and liquidation distributions attributable to Type B shares.

During 1999, a discrepancy had been identified between the description of the conversion and the redemption rights attached to Type B preference shares as set out in the Subscription Agreement Relating to Shares in Joint Stock Company Buryatzoloto, dated 19 December 1996 ("the Subscription Agreement"), and the Company's Charter ("the Charter"), dated 17 July 1996. The Charter states that the Type B shares are redeemable in the event that the holder of these shares refuses to convert them into ordinary shares, in the manner set out by the Subscription Agreement, whereas the Subscription Agreement is silent as to the procedure for such redemption. As at 31 December 2001, the Company did not obtain clarification from the Type B shareholders confirming their intention to execute their conversion rights. Therefore, the Company's management believes that recording these shares within long-term debt, similarly to the preference shares - Type V is a more appropriate financial statement presentation as well as recording dividends on them as an interest charge against income.

As stated in the Subscription agreement, Type B preference shares are to be redeemed in ten equal portions over semi-annual periods starting from 17 June 2001. During 2001, Type B shareholders agreed to defer the redemption of these shares due in 2001 to 2002.

Dividends attributable to preference shares - Type B declared during the year ended 31 December 2001 totaled US$ 148 thousand (2000: US$ 220 thousand).

Changes in Preference shares – Type B were as follows:

	Number of shares
Balance outstanding December 31, 1999	250,000
Issued/redeemed	-
Balance outstanding December 31, 2000	250,000
Issued/redeemed	-
Balance outstanding December 31, 2001	250,000

Cumulative preference shares – Type V

The Company is authorized to issue 483,330 preference shares – Type V. The nominal par value of each share is RR 0.005.

Type V shares are entitled to dividends in the same manner and at the same rate as Type B shares and have priority rights over Type B and A shares on liquidation, in which event shareholders are entitled to receive distribution of net assets equal to the amount of the placement price (US$ 7.50 per share). Type V shares have been disclosed in the financial statements as long-term debt.

Type V shares are to be redeemed on the same semi-annual dividend payment dates as Type B in ten equal semi-annual installments starting from 17 June 2001. Type V shareholders agreed to defer the redemption of these shares due in 2001 to 2002.

Changes in preference shares – Type V were as follows:

	Number of shares
Balance outstanding December 31, 1999	483,330
Issued/redeemed	-
Balance outstanding December 31, 2000	483,330
Issued/redeemed	-
Balance outstanding December 31, 2001	483,330

All ordinary and preference shares issued are fully paid as of 31 December 2001.

The Company's largest shareholders as at 31 December 2001 were:

Name of shareholder	Number and type of shares	Percent of voting shares
High River Gold Mines Ltd. (Note 22)	1,598,800 ordinary and 207,350 preference shares of Type A	26.48
ING Bank (nominal holder)	2,067,370 ordinary shares	34.24
EBRD	800,000 ordinary shares, 483,330 preference shares of Type V and 250,000 convertible preference shares of Type B	13.25
ZAO KMB Leasing	609,560 ordinary shares	10.09
Others, including the State Property Committee of the Russian Federation, the Company's management and employees	Remaining issued ordinary and Type A preference shares	15.94
		100.00

In October 1997, the Company registered an American Depository Receipt ("ADR") program with the Bank of New York acting as depository and ING Bank acting as its nominee. Each ordinary share in the program is equal to 1 ADR.

14 REVENUES

In US dollars thousands	31 December 2001	31 December 2000
Sales to Gokhran	$ 23,763	$ 26,272
Sales to domestic banks	16,306	6,766
Total revenues	**$ 40,069**	**$ 33,038**

Sales of gold in 2001 and 2000 totaled 151,443.3 ounces (4,710.4 kg) and 120,904.7 ounces (3,760.5 kg), respectively. A discount from the London Metals Exchange quotation on sales to domestic banks and Gohran for the year ended 31 December 2001 totaling US$ 1,086 thousand (2000: US$647 thousand) was netted against the amount of sales to domestic banks.

Quarterly analyses of gold sales volumes are set out below:

	31 December 2001		31 December 2000	
	Ounces	**Kg**	**Ounces**	**Kg**
First quarter	33,376.0	1,038.1	16,146.3	502.2
Second quarter	41,412.6	1,288.1	26,772.3	832.7
Third quarter	36,622.8	1,139.1	45,426.5	1,412.9
Fourth quarter	40,031.9	1,245.1	32,559.6	1,012.7
Total gold sold	**151,443.3**	**4,710.4**	**120,904.7**	**3,760.5**

15 OTHER INCOME

In US dollars thousands	31 December 2001	31 December 2000
EBRD hedging agreement (Note 20)	$ 649	$ 614
Other	99	245
Total other income	**$ 748**	**$ 859**

16 COST OF SALES

In US dollars thousands	31 December 2001	31 December 2000
Cash operating costs (excluding staff costs)	$ 14,553	$ 10,506
Staff costs	7,736	5,792
Total cash operating costs	22,289	16,298
Royalty	748	676
Mineral restoration tax	3,148	2,610
Other taxes not based on profits	359	773
Depreciation	5,702	5,623
Increase in mine closure reserve	396	310
Revenues from by-product sales	(360)	(429)
	32,282	25,861
Less: exploration expense	(3,370)	(2,610)
Total cost of sales	**$ 28,912**	**$ 23,251**

Additional staff costs of US$ 979 thousand (2000: US$ 785 thousand) are included in general, administrative and selling expenses. Exploration expenses are financed both at the Company's expense and from the mineral restoration tax. In 2001, the Company obtained approval from the local and federal tax authorities to offset 100% (2000: 100%) of the mineral restoration tax payable to the tax authorities to help finance exploration work at the Irokinda mine.

17 INTEREST EXPENSE

In US dollars thousands	31 December 2001	31 December 2000
Interest on loans and finance agreements	$ 1,208	$ 1,296
Fines and penalties	-	(22)
Interest on preference shares Type V and Type B	433	645
Total interest expense, net	**$ 1,641**	**$ 1,919**

18 INCOME (LOSS) PER SHARE

Income per ordinary share

The computation of basic and diluted income (loss) per ordinary share was as follows:

For the year ended	31 December 2001	31 December 2000
Basic income (loss) per ordinary share		
Numerator:		
Income (loss) from operations	1,343	(304)
Denominator:		
Weighted average ordinary shares outstanding	6,038,680	6,038,680
Basic income (loss) per ordinary share	0.22	(0.05)
Diluted income (loss) per ordinary share		
Numerator:		
Income (loss) from operations applicable to ordinary shares	1,343	(304)
Dilutive effect of:		
-convertible shares	148	220
Income (loss) from operations applicable to ordinary shares, assuming dilution	1,491	(84)
Denominator:		
Weighted average ordinary shares outstanding	6,038,680	6,038,680
Dilutive effect of:		
-convertible shares	1,451,600	1,451,600
Weighted average ordinary shares, assuming dilution	7,490,280	7,490,280
Diluted income (loss) per ordinary share	0.20	(0.05)

Diluted loss per share for 2000 equals basic loss per share because inclusion in computation of preference shares convertible into ordinary shares has an anti-dilutive effect.

19 RELATED PARTY TRANSACTIONS

In US dollars thousands	31 December 2001		31 December 2000	
Amounts paid or payable by the Company included in the income statement				
EBRD (interest and dividends on the Type B and V preference shares)	$	1,113	$	1,400
RPFB Project Finance Ltd.	$	117	$	167

During 2001, the Company paid remuneration to the executive directors totaling US$ 148 thousand (2000: US$ 125 thousand). No remuneration has been paid to the members of Board of Directors.

20 FINANCIAL INSTRUMENTS

Foreign exchange contracts

The Company's overall strategy is to have no significant net exposure in currencies other than its functional currency, the Russian rouble, and its measurement currency, the US dollar. There were no foreign exchange contracts at 31 December 2001 or 2000.

Interest rate and commodity price hedging

The Company executed a gold price hedging program with the EBRD under the terms of their respective loan agreement.

Prior to 31 December 1999, the Company executed a gold price hedging program with the EBRD (part one of the hedging program), whereby the Company sold put options equivalent to 15,000 ounces of gold per quarter starting from July 1997 to December 1999, with option exercise prices of US$370 per ounce in 1997 and 1998; and US$375 per ounce in 1999.

The second part of the hedging program, from 2000 to 2004, comprises forward sales of 7,220 ounces of gold per year reducing to 4,840 ounces of gold per year at prices approximating US$400 per ounce. The forward sales correspond to the EBRD loan repayment schedule, whereby the quarterly principal and interest due under the EBRD loan are converted at the above forward gold price fixed in equivalent gold ounces. Subject to the terms of the EBRD loan agreement, the actual US dollar amounts payable by the Company under the loan will be determined quarterly by multiplying the fixed equivalent gold ounces of principal and interest by the average spot price of gold on the London Metals Exchange for the respective period. Both the put options and the forward sales are financially settled with no requirement for physical delivery of gold.

The income statement for the year ending 31 December 2001 includes a gain of US$ 649 thousand (2000: US$ 614 thousand) from this second part of the hedging program.

The Company recorded the EBRD loan at its fair value, with the difference between the book value of loan and its fair value for the amount of US$1,872 thousand (2000: US$2,574 thousand) being recorded as deferred hedging gain.

Credit risk

Cash and equivalents are deposited only with major institutions considered by the Company to have minimal risk of default.

The Company does not hold or issue financial instruments for trading purposes. The majority of gold sales are paid for in advance or on delivery; therefore, credit risk is reduced to a minimum.

The fair values and carrying values of the financial instruments disclosed above, and other financial assets and liabilities were not significantly different from their carrying values.

21 CONTINGENCIES

Operating environment

The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, currency controls, a low level of liquidity in the public and private debt and equity markets, and persistent high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation

Russian tax legislation is subject to varying interpretations, with changes occurring frequently. Furthermore, the interpretation of tax legislation by the tax authorities as applied to the transactions and activity of the Company may not coincide with that of the Company's management. As a result, transactions may be challenged by the tax authorities and the Company may be assessed additional taxes, penalties and interest, which may be significant. The tax periods remain open to review by the tax and customs authorities for three years.

22 SUBSEQUENT EVENTS

On 5 February 2002, the Ministry for Antimonopoly Policy of the Russian Federation approved the purchase of the Company's shares by High River Gold Mines Ltd. The purchase of additional shares in the Company was completed during 2001 in three stages, resulting in an additional 1,689,340 ordinary shares and 197,220 Type A preference shares of the Company being transferred to High River Gold Mines Ltd. This transaction increased High River Gold's shareholding in the Company to 54.45% of ordinary shares and 33.67% of Type A preference shares. The documentation of these transactions is expected to be finalized within the first quarter of 2002. Upon conversion of all Type A preference shares into ordinary shares, High River Gold's total shareholding will approximate 51%.

EXEMPTION # 82-4619

OPEN JOINT STOCK COMPANY

BURYATZOLOTO

2002
First Quarter Report

Ulan-Ude
Republic of Buryatia
Russian Federation

GENERAL DIRECTOR'S MESSAGE

AO Buryatzoloto produced from its two underground mines a total of 37,229 ounces (1,157.9 kg) of gold for the first three months of 2002, a 6% increase from the production result for the comparative period of 2001 and 4% above the budget. Average cash operating cost were US $149 per ounce and total cash cost averaged US $170 per ounce (on a sold basis) for the three month period compared to US $132 per ounce and US $159 per ounce accordingly for the first quarter of 2001.

Summary of operating results

	Zun-Holba Mine		Irokinda Mine		Placer		Total	
	1Q 2002	1Q 2001	1Q 2002	1Q 2001	1Q 2002	1Q 2001	1Q 2002	1Q 2001
Gold production (oz)	17,307	17,314	19,922	17,952	n/a	n/a	37,229	35,266
Tonnes Mined	56,997	58,460	60,146	67,955			117,143	126,415
Tonnes Milled	57,841	55,561	59,808	54,547			117,649	110,108
Head grade (g/t)	9.9	10.6	11.0	11.0			10.5	10.8
Throughout recovery, %	93.2	93.0	95.0	93.9			94.2	93.5
Total cash costs ($/oz)	181	173	158	146			170	159

The increase in total cash cost at the Zun-Holba was a result of higher mining cost and lower head grade while at the Irokinda mine cost escalation was caused primarily by changes in federal tax legislation. Prior to 2002 Russian gold mining companies were subject to paying royalties totaling 9.8% of sales including depletion tax (2%) and exploration tax (7.8%). In the pasted few years AO Buryatzoloto retained the entire amount of the exploration tax to finance exploration work at the Irokinda mine and surrounding area based on an annual agreement with the authorities. In 2002 new tax legislation came into effect which required gold mining companies to pay a single royalty at a rate 6% of sales to the budget. AO Buryatzoloto has no longer right to retain portion of the tax and funds exploration program from its operating cash flow.

There was no gold production from placer due to seasonal nature of that operation.

The Company sold to commercial banks 40,616 ounces (1,263.3 kg) of gold in the first quarter of 2002 at an average realized price of US $293 per ounce (including proceeds from hedging) compared to sales of 33,377 ounces at US $268 per ounce a year ago. The Company's existing hedge program is based on forward sales during 2001-2004 of small quantities of annual production (less than 5%) at prices exceeding US $400 per ounce that are linked to the amortization schedule of the EBRD project loan.

Capital expenditures for the first quarter totaled US $2,052,000, of which US $339,000 was spent for underground development and construction, US $109,000 for surface construction, US $874,000 for equipment renovation, US $265,000 for continuation of 110 kV electric power line construction to Zun-Holba mine, US $395,000 for capitalized exploration expenditures, and US $70,000 for other items.

During the first three months of 2002 the Company continued the construction of the power line from Mondy to Samarta to connect the Zun-Holba mine to the local power grid. The Company installed 70 concrete-and-steel foundations and 53 steel towers at Suser-Samarta section, which is responsibility of AO Buryatzoloto. At the end of the 1st quarter a total 87% of foundations and 54% of towers planned for installation were installed at this section of the power line.

At the section Mondy-Suser, which is responsibility of AO Buryatenergo, a total 57 foundations (54.3% of total) and 83 towers (46.9% of total) had been installed. In general the project implementation was within budget and ahead of schedule. The Company expects that the line will be commissioned in the 4th quarter of 2002.

During the first quarter of 2002 AO Buryatzoloto has proceeded with exploration work at both mines. At the Irokinda mine drill holes at veins Khrebtovaya, 9-bis and No.35 (currently in production) intersected new high grade ore zones (i.e. 39.9 g/t over 0.7 meter width and 7.8 g/t over 2 meter width) indicating extention of the veins to the depth and along the strike. At the vein Verkhnaya where exploration commenced in 2002 drill holes also recovered a number of promising intersections. Further work on this vein is planned during 2002.

AO Buryatzoloto has proceeded field examination, sampling and development drilling within the licensed area of Kedrovsko-Irokindinskoye ore field. A total of 610 meters of drill holes has been drilled and 3,671 cubic meters of trenching completed. The Company proceeds with analysis of the results of drill work and sampling.

At the Zun-Holba mine the Company continued underground drilling to the depth of deposit. During the three month period a total of 13 drill holes have been drilled to different depths between 250 meters and 460 meters. Six drill holes have intersected Vavilovskoye 1 ore body with grades between 5.4-12.9 g/t over 0.38-2.3 meter width confirming extension of the ore body to the depth.

AO Buryatzoloto completed 1,076 meters of sample trenching at the Dalnaya mineralized zone which is interpreted to be extension of the Zun-Holba deposit to the south-west.

The Company was in compliance with the requirements of the environmental legislation during the period under consideration.

AO Buryatzoloto reported a profit of US $1,581,000 or US $0.26 per outstanding share for the first quarter of 2002 on sales of US $11,886,000 (including proceeds from hedging). The Company has benefited from improvement in the gold price in the 1st quarter 2002. During the period under consideration the Company has started to draw down the medium term loan facility provided by the EBRD for the power line project and repaid short term borrowing that it used in 2001 to fund the project costs.

Valery A. Dmitriev
General Director & CEO

Balance Sheet

	31 March 2002 US$'000	31 December 2001 US$'000
ASSETS	*(Unaudited)*	*(Audited)*
Non-Current Assets		
Investments and intangibles	1,222	1,324
Property, plant and equipment (net)	53,997	53,297
Future income tax asset	335	589
Total Non-Current Assets	**55,554**	**55,210**
Current Assets		
Inventories	7,659	7,996
Accounts receivable	3,467	2,786
Deferred development expenditure	416	339
Cash and cash equivalents	3,172	1,374
Total Current Assets	**14,714**	**12,495**
TOTAL ASSETS	**70,268**	**67,705**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholder's Equity		
Share capital	9,790	9,790
Retained earnings	34,781	33,200
Total Shareholder's Equity	**44,571**	**42,990**
Long-term Liabilities		
Mine closure reserve	1,065	948
Long-term debt	10,695	6,052
Deferred hedging gains	1,400	1,872
Total Long-term Liabilities	**13,160**	**8,872**
Current Liabilities		
Accounts payable	1,054	1,180
Other current liabilities	3,776	3,810
Short term borrowings and current portion of long-term debt	7,707	10,853
Total Current Liabilities	**12,537**	**15,843**
TOTAL EQUITY AND LIABILITIES	**70,268**	**67,705**

Profit and Loss Account

	For the Three Months Ending 31 March 2002 US$'000	For the Three Months Ending 31 March 2001* US$'000
	(Unaudited)	
Sales revenue	11771,	
Other income (including hedging proceeds)	118	
Cost of sales	(7,707)	
Gross profit	**4,182**	
Exploration expenses	(667)	
General and administrative expenses	(850)	
Operating profit/(loss)	**2,665**	
Non-operating expenses		
Profit/(loss) before financial items	**2,665**	
Interest expense	(270)	
Foreign exchange gain/(loss)	40	
Profit/(loss) before taxation	**2,435**	
Profit tax	(854)	
Net profit/(loss)	**1,581**	
Dividends payable		
Retained profit/(loss)	**1,581**	
Earnings/(loss) per share		
Basic earnings/(loss) per share	US $0.26	
Diluted earnings/(loss) per share	US $0.23	

* Prior to 2002 the Company reported under IAS and currently switched to Canadian GAAP. The comparative figures for 2001 were not available at the time of issuance of this report. It is the intention of the Company to provide comparative financial information starting with the second quarter of 2002.

Cash Flow Statement

	For the Three Months Ending 31 March 2002 US$'000	For the Three Months Ending 31 March 2001* US$'000
	(Unaudited)	
Cash flows from operating activities		
Retained profit	1,581	
Adjustments for:		
Income from hedging operations	(115)	
Depreciation and amortization	1,454	
Deferred tax	254	
Increase in provision for restoration liability	117	
Loss on disposal of property, plant and equipment		
Operating income before changes in working capital	**3,291**	
Changes in working capital balances:		
Inventories	337	
Accounts receivable and prepayments	(681)	
Deferrals	(77)	
Accounts payable	(126)	
Other current liabilities, excluding profit tax payable	(34)	
Interest paid	30	
Net cash from operating activities	**2,740**	
Cash flows used in investing activities		
Additions to property, plant, equipment	(2,029)	
Additions to investments in intangible assets	(23)	
Net cash used in investing activities	**(2,052)**	
Cash flows from financing activities		
Short term borrowings		
Long term borrowings	1,110	
Net cash from (used in) financing activities	**1,110**	
Net increase/(decrease) in cash and equivalents	**1,798**	
Cash and equivalents, beginning of the period	**1,374**	
Cash and equivalents, end of the period	**3,172**	

* Prior to 2002 the Company reported under IAS and currently switched to Canadian GAAP. The comparative figures for 2001 were not available at the time of issuance of this report. It is the intention of the Company to provide comparative financial information starting with the second quarter of 2002.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Alexander V. Balabanov - Chairman,
Executive Director
RPFB Project Finance Ltd.

Valery A. Dmitriev
General Director and Chief Executive Officer
AO Buryatzoloto

Munko B. Dampilov
Deputy General Director and Chief Geologist
AO Buryatzoloto

Kevin E. Bortz
Director, Natural Resources
European Bank for Reconstruction and Development

Raymond Conway
Senior Banker, Natural Resources
European Bank for Reconstruction and Development

David V. Mosher
President and Chief Executive Officer
High River Gold Mines Ltd.

Laurence Curtis
President
Intrepid Minerals Inc.

Corporate Office

9 Tzivileva St., Ulan-Ude,
Republic of Buryatia,
Russian Federation, 670034
Tel: (3012) 34 08 10 Fax:(3012) 34 01 07

Registrar

PR Limited
1 Verkhnaya Raditchevskaya St., Moscow,
Russian Federation, 109240
Tel: (095) 725 3237 Fax: (095) 725 3239

Transfer Agent in Ulan-Ude

Mr. I.N. Khindanov
Tel: (3012) 26 31 50

Depository Bank for ADR Program

The Bank of New York
New York, USA
Tel: (212) 815 2077
Fax: (212) 571 3050

Auditors

PriceWaterhouseCoopers
Moscow
Tel: (095) 967 6000
Fax: (095) 967 6001

Bankers

International Moscow Bank
Moscow
Sberbank
Ulan-Ude, Republic of Buryatia

Financial Adviser

RPFB Project Finance Ltd.
Moscow

Stock Trading

Moscow (RTS-2)	BRZL
New York (OTC)	BYZJY
Berlin (OTC)	BYT
Frankfurt (OTC)	BYT

OPEN JOINT STOCK COMPANY

BURYATZOLOTO

2002
Report for the First Six Months

Ulan-Ude
Republic of Buryatia
Russian Federation

GENERAL DIRECTOR'S MESSAGE

For the first six months of 2002, AO Buryatzoloto produced from its two underground mines a total of 76,036 ounces (2,364.9 kg) of gold, a 4% increase from the production result for the comparative period of 2001. Total cash cost averaged US $191 per ounce (on a sold basis) for the six month period compared to US $167 per ounce for the first half of 2001.

Summary of operating results

	Zun-Holba Mine		**Irokinda Mine**		**Placer**		**Total**	
	1H 2002	**1H 2001**	**1H 2002**	**1H 2001**	**1H 2002**	**1H 2001**	**1H 2002**	**1H 2001**
Gold production (oz)	34,671	35,355	41,047	36,890	317	647	76,036	72,891
Tonnes Mined	116,594	111,150	122,816	126,877			239,410	238,027
Tonnes Milled	113,316	113,108	118,805	112,864			232,121	225,972
Head grade (g/t)	10.2	10.5	11.4	10.9			10.8	10.7
Throughout recovery, %	93.4	93.2	95.2	94.2			94.3	93.7
Total cash costs ($/oz)	193	182	188	154	235	252	191	167

The increase in total cash cost at the Zun-Holba was a result of higher mining cost and lower head grade while at the Irokinda mine cost escalation resulted from the elimination of the Government rebate on qualified exploration expenses. In the pasted few years AO Buryatzoloto retained the entire amount of the exploration tax to finance exploration work at the Irokinda mine and surrounding area based on an annual agreement with the authorities. In 2002 new tax legislation came into effect which required gold mining companies to pay to the budget a single royalty at a rate 6% of sales. AO Buryatzoloto has no longer right to retain portion of the tax and funds exploration program from its operating cash flow.

Gold sales for the period under consideration totaled 77,689 ounces (2,416.4 kg) of gold at an average realized price of US $299 per ounce compared to sales of 74,790 ounces at US $262 per ounce in the first 6 months of 2001. Buryatzoloto is essentially unhedged. The Company's remaining hedge program includes forward sales until 2004 of small quantities of annual production (less than 5%) at prices exceeding US $400 per ounce that are linked to the amortization schedule of the EBRD project loan.

The power line construction project, connecting the Zun-Holba Mine to the low-cost regional power grid, is ahead of schedule and is expected to be commissioned in October 2002.

AO Buryatzoloto reported a profit of US $3,046,000 or US $0.50 per outstanding common share for the first half of 2002 on sales of US $23,237,000 compared with a profit of US $1,562,000 or US $0.26 per share on sales of US $19,603,000 for the corresponding period of 2001.

The improvement results from higher realized gold price as well as increased volumes of production and gold sales in 2002. The Company is in strong financial position and its working capital position at 30 June 2002 was US $3.9 mln. compared to a deficit of US $2.6 mln. as at 31 December 2001.

Valery A. Dmitriev
General Director & CEO

Balance Sheet

	30 June 2002 US$'000	31 December 2001 US$'000
	(Unaudited)	*(Audited)*
ASSETS		
Current Assets		
Cash and equivalents	2,439	1,374
Accounts receivable and prepayments	4,833	2,786
Inventories	8,299	7,996
Deferred development expenditure	240	339
Total Current Assets	**15,811**	**12,495**
Non-Current Assets		
Investments and intangibles	2,093	1,324
Property, plant and equipment, net	55,776	53,297
Future income tax asset	697	589
Total Non-Current Assets	**58,566**	**55,210**
Total Assets	**74,377**	**67,705**
LIABILITIES		
Current Liabilities		
Accounts payable	1,532	1,180
Other current liabilities	2,527	3,111
Short-term borrowings, current portion of long-term debt and accrued interest	7,832	10,853
Total Current Liabilities	**11,891**	**15,144**
Long-term Liabilities and Deferred Credits		
Mine closure reserve	1,186	948
Long-term debt	13,486	6,052
Deferred hedging gains	1,079	1,872
Total Long-term Liabilities and Deferred Credits	**15,751**	**8,872**
Total Liabilities	**27,642**	**24,016**
SHAREHOLDERS' EQUITY		
Share capital	9,790	9,790
Retained earnings	36,945	33,899
Total Shareholders' Equity	**46,735**	**43,689**
Total Liabilities and Shareholders' Equity	**74,377**	**67,705**

Profit and Loss Account

	For the Six Months Ending 31 June 2002 US$'000	For the Six Months Ending 31 June 2001 US$'000
Revenues	23,237	19,603
Other income	220	487
Cost of sales	(16,052)	(14,255)
Income from mining operations	**7,405**	**5,835**
Exploration expenses	(1,494)	(1,537)
General, administrative and selling expenses	(1,846)	(1,684)
Operating Profit	**4,065**	**2,614**
Interest expense	(679)	(792)
Foreign exchange gain (loss)	180	11
Income Before Income Tax	**3,566**	**1,833**
Income tax (expense)/credit	(520)	(188)
Accrued dividends		(83)
Net Income/(loss)	**3,046**	**1,562**
Earnings/(loss) per share	US $0.50	US $0.26

Cash Flow Statement

	For the Six Months Ending 31 June 2002 US$'000	For the Six Months Ending 31 June 2001 US$'000
Cash provided by (used in):		
Operating activities		
Net income for the year	3,046	1,562
Adjustments for:		
Gain on hedging operations	(210)	(272)
Depreciation and amortization	2,784	3,042
Intangible assets in view of change of legislation	125	-
Increase in mine closure reserve	238	200
Loss on disposal of property, plant and equipment	-	2
Future income tax charge	(108)	(119)
Subtotal	**5,875**	**4,415**
Changes in non-cash working capital balances:		
Inventories	(303)	524
Accounts receivable and prepayments	(2,047)	(858)
Deferred development expenditure	99	(609)
Accounts payable	352	(158)
Interest payable	21	(97)
Other current liabilities	(584)	(918)
Net cash provided by operating activities	**3,413**	**2,299**
Investing activities		
Additions to property, plant and equipment	(5,261)	(2,249)
Additions to investments and intangible assets	(896)	(8)
Net cash used in investing activities	**(6,157)**	(2,257)
Financing activities		
Short-term borrowing	(2 151)	719
Long-term borrowings	5 960	(528)
Net cash provided by/(used in) financing activities	**3,809**	**191**
Net decrease in cash and cash equivalents	**1,065**	**233**
Cash and equivalents, beginning of the year	**1,374**	**1,388**
Cash and equivalents, end of the period	**2,439**	**1,621**
Supplementary cash flow information:		
Interest paid	(819)	(868)
Income tax paid	(1,817)	(477)

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Alexander V. Balabanov - Chairman,
Executive Director
RPFB Project Finance Ltd.

Trevor Steel
Fund Manager
Baker Steel Capital Managers

Valery A. Dmitriev
General Director and
Chief Executive Officer
AO Buryatzoloto

Munko B. Dampilov
Deputy General Director and
Chief Geologist
AO Buryatzoloto

Kevin E. Bortz
Director, Natural Resources
European Bank for
Reconstruction and Development

Raymond Conway
Senior Banker, Natural Resources
European Bank for
Reconstruction and Development

David V. Mosher
President and Chief Executive Officer
High River Gold Mines Ltd.

Laurence Curtis
President
Intrepid Minerals Inc.

Corporate Office

9 Tzivileva St., Ulan-Ude,
Republic of Buryatia,
Russian Federation, 670034
Tel: (3012) 34 08 10 Fax:(3012) 34 01 07

Auditors

PriceWaterhouseCoopers
Moscow
Tel: (095) 967 6000
Fax: (095) 967 6001

Registrar

PR Limited
1 Verkhnaya Raditchevskaya St., Moscow,
Russian Federation, 109240
Tel: (095) 725 3237 Fax: (095) 725 3239

Bankers

International Moscow Bank
Moscow
Sberbank
Ulan-Ude, Republic of Buryatia

Transfer Agent in Ulan-Ude

Mr. I.N. Khindanov
Tel: (3012) 26 31 50

Financial Adviser

RPFB Project Finance Ltd.
Moscow

Depository Bank for ADR Program

The Bank of New York
New York, USA
Tel: (212) 815 2077
Fax: (212) 571 3050

Stock Trading

Moscow (RTS-2)	BRZL
New York (OTC)	BYZJY
Berlin (OTC)	BYT
Frankfurt (OTC)	BYT

NOTIFICATION

on the Annual and General Meeting of Shareholders of
Open Joint Stock Company "Buryatzoloto"
with head office at the address: 9, Tzivileva St., Ulan-Ude, 670034

Dear Shareholder!

The Annual and General Meeting of Shareholders of JSC "Buryatzoloto"
announced by the decision of the Board of Directors
will be held on " 25 " June 2002 at the following address:
RF, Republic of Buryatia, Ulan-Ude, 38 Kujbysheva Street, Buryatian Drama Theatre

The list of Shareholders having the right to participate in the Annual and General Meeting of Shareholders will be compiled from the register as of 26 April 2002.

The Annual General Meeting of Shareholders will start on " 25 " June 2002 at 15:00.

The participants registration will start at 13:00 at the place of the Meeting and will be completed at 14:30.

Shareholder has right to participate in the Meeting personally or through representative by proxy, or by mailing (delivering) the completed ballots to the address of the head office of the Company. In the latest case, the votes represented by the completed ballots received at least two days prior to the beginning of the Meeting of Shareholders will be added to quorum calculation and voting results of the Meeting. In case of participation of a shareholder personally or through a representative, identity card of the participant is required, for representatives - a power of attorney is also required.

Agenda for the Meeting:

1. Approval of the Annual Report of the Company for 2001, financial statements (incl. balance sheet, profit and loss account) compiled in compliance with both Russian accounting principles and Canadian GAAP, Auditor's report and conclusion of the internal audit committee on the results of the audit of economic activity of the Company for the year.
2. Approval of the new edition of the Charter.
3. Election of the Board of Directors.
4. Appointment of external auditor.
5. Appointment of the internal audit committee.
6. On decrease of the Charter capital of Buayatzoloto by way of cancellation of 50,000 cumulative preference convertible type B shares and 96,666 cumulative preference type V shares.
7. On dividends.

The Shareholders may review the information to be provided for the Meeting and obtain its copy since " 25 " May 2002 at the address: 9, Tzivileva St., Ulan-Ude, 4th Floor, room "Shareholders' relations department" on business days from 9:00 till 17:00, break from 12:00 till 13:00. Contact tel.: 7 (30 12) 26 26 05.

Board of Directors of JSC Buryatzoloto

BALLOT FOR THE 1st ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) ___________

Approve the presented Annual Report of the Company for 2001, financial statements (incl. balance sheet, profit and loss account) compiled in compliance with Russian accounting principles and Canadian GAAP, Auditor's report, conclusion of the internal audit committee on the results of audit of economic activity of the Company in 2001.

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)

BALLOT FOR THE 2nd ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) ___________

Approve new edition of the Charter of the Company proposed by the Board of Directors of the Company.

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)

BALLOT FOR THE 3rd ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) ___________

Elect the following candidates to the Board of Directors of JSC "Buryatzoloto":

Explanation: the Board of Directors is elected for one year period by cumulative voting. Under cumulative voting each share has a number of votes equal to the number of the members of the Board of Directors. In accordance with the Charter of JSC "Buryatzoloto" the Board of Directors consists of eight members. Those eight candidates from the proposed list, who obtain the maximum number of votes, will pass for the Board of Directors.
Example: Assume, that you are the owner of 10 shares. Ten shares are multiplied by eight (the number of the members of the Board of Directors) and total eighty votes. These votes may be allocated to one candidate or to several candidates. Enter the number of votes to the right side of the candidates' name.

Candidates to the Board of Directors of JSC "Buryatzoloto":

1. Balabanov Alexandre V. ______
2. Bortz Kevin ______
3. Curtis Laurence ______
4. Conway Raymond ______
5. Dampilov Munko B. ______
6. Dmitriev Valery A. ______
7. Mosher David ______
8. Steel Trevor ______

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)

BALLOT FOR THE 4th ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) ___________

Appoint PriceWaterhouseCoopers as an external auditor of JSC "Buryatzoloto" for 2002.

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)

BALLOT FOR THE 5th ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) ___________

Appoint the internal audit committee of the Company as follows:

1.Dorziev Erdeny V. ______
2. Malanova Sofya A. ______
3. Matveeva Engelsina I. ______
4. Sayapina Polina V. ______
5. Usovich Yuri V. ______

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)

BALLOT FOR THE 6th ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) ___________

1. **Make a decision to decrease the Charter Capital by 1,733 Roubles 33 kopeeks to 187,940 Roubles 32 kopeeks as a result of cancellation of 50,000 type "B" cumulative preference convertible shares and 96,666 type "V" cumulative preference shares redeemed in accordance with the provisions of the Charter.**
2. **To introduce into the Charter the amendments resulting from the decision to cancel 50,000 type "B" cumulative preference convertible shares and 96,666 type "V" cumulative preference shares.**

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)

BALLOT FOR THE 7th ITEM OF THE AGENDA

Open Joint Stock Company "Buryatzoloto"
Annual General Meeting of the Shareholders on the " 25 " of June 2002, 15:00.

The registration number ________ Number of shares (votes) __________

1. **Make a decision (announce) on full payment of dividends for the second half of the year 2001 and first half of the year 2002 on the following classes of shares:**

(i) cumulative preference shares of type V
(ii) cumulative preference convertible shares of type B

The above dividends will be paid on 17 June 2002 for the second half of 2001 (unless a later payment date will be agreed with the owners of the said shares) and on 17 December 2002 for the first half of 2002 (unless a later payment date will be agreed with the owners of the said shares) in accordance with the following terms and conditions:

Dividend on each cumulative preference share of type V is calculated as (a placement price of each share in US Dollars) multiplied by (six-month LIBOR for US Dollars plus 5%).

Dividend on each cumulative preference convertible share of type B is calculated as (a placement price of each share in US Dollars) multiplied by (six-month LIBOR for US Dollars plus 5%).

For the purpose of calculation actual number of days in calendar semi annual period (for the first half of the year - from 1 January till 30 June, for the second half of the year - from 1 July till 31 December) and 365 days in a year should be used.

Dividends should be calculated based on LIBOR fixed at or around 11 o'clock London time correspondingly on 17 December 2001 and 17 June 2002 and rounded up to 3 decimals.

Dividend payable per share is calculated to 2 decimals.

Dividends to the holders of payable cumulative preference convertible share of type B and cumulative preference share of type V are payable in US Dollars.

2. Make a decision on non-payment for 2001 of dividends on the following classes of shares:

(i) ordinary shares

(ii) preferred shares of type A".

IN FAVOUR
AGAINST
ABSTAINED
(Delete as appropriate)

Signature of the Shareholder or its representative

____
(Seal for legal entities)